

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2020

Roger Kahn
President and Chief Executive Officer
Bridgeline Digital, Inc.
100 Sylvan Road, Suite G-700
Woburn, MA 01801

     Re: Bridgeline Digital, Inc.
          Registration Statement on Form S-3
          Filed June 12, 2020
          File No. 333-239104

Dear Mr. Kahn:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Michael C. Foland, Staff Attorney, at (202) 551-6711 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Jessica Sudweeks